UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C 20549

                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number 0-20104

                                  VERNALIS plc

                         (THE NASDAQ STOCK MARKET LLC)

     (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

         Oakdene Court, 613 Reading Road, Winnersh, Berkshire RG41 5UA,
                                 United Kingdom
                               011 44 118 977 3133

  (Address, including zip code, and telephone number, including area code, of
                     Issuer's principal executive offices)

               Ordinary Shares of 5 pence each ("Ordinary Shares")

    American Depositary Shares each representing the right to receive two (2)
                                 Ordinary Shares

                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

        17CFR240.12d2-2(a)(1)

        17CFR240.12d2-2(a)(2)

        17CFR240.12d2-2(a)(3)

        17CFR240.12d2-2(a)(4)

     Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

X Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vernalis plc certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

4th MAY 2007         By     /s/   A J WEIR             DIRECTOR & CFO

   Date                             Name                    Title